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                          February 11, 2021

       Limin Liu
       Chairman and Chief Executive Officer
       Dragon Victory International Limited
       Room 1803, Yintai International Building, Kejiguan Road
       Binjiang District, Hangzhou, Zhejiang Province, China

                                                        Re: Dragon Victory
International Limited
                                                            Registration
Statement on Form F-3
                                                            Filed February 3,
2021
                                                            File No. 333-252688

       Dear Mr. Liu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Ying Li